LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE CHAD FRIEND, ESQUIRE MICHAEL RASMUSSEN, ESQUIRE OF COUNSEL: PETER P. LINDLEY, JD, CPA, MBA STUART REED, ESQUIRE MARC S. WOOLF, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM WWW.SECURITIES-LAW-BLOG.COM
                                                                                                                                               E-MAIL:LROTHSTEIN@LEGALANDCOMPLIANCE.COM

October 8, 2014

VIA ELECTRONIC EDGAR FILING

Maryse Mills-Apenteng, Special Counsel
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	AnythingIT, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 5, 2014
File No. 000-54540

Dear Ms. Mills-Apenteng:

We have electronically filed herewith on behalf of AnythingIT, Inc. (the “Company”) Amendment No. 1 to the above-referenced preliminary proxy statement on Schedule 14A (“Amendment No. 1”). Amendment No. 1 is marked with &ltR> tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to David Bernstein dated September 12, 2014. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: Your proxy statement requires significant revision. Please review the following comments and revise your proxy statement accordingly. Ensure that your revised disclosure is consistent throughout.

Response: The Company acknowledges the Staff’s comment and has revised its preliminary proxy statement accordingly. The revisions are reflected in Amendment No. 1.

Comment 2: We note that you filed a Form 8-K on August 4, 2014 to announce the increase in authorized common stock from 200,000,000 to 3,000,000,000 shares. As a registrant subject to Section 12(g) of the Exchange Act, please explain why you did not file a proxy or information statement in connection with the increase in authorized common stock. To the extent you failed to comply with the requirements of Regulation 14A, please provide disclosure in your revised preliminary proxy statement and in your future periodic reports, as applicable, regarding any potential liability for failing to comply with the proxy rules or tell us why you do not believe such disclosure is required.

Response:  The Company acknowledges that it did not comply with the requirements of Regulation 14A and Rule 10b-17 under the Exchange Act in connection with its efforts to increase its authorized common stock from 200,000,000 shares to 3,000,000,000 shares in August 2014. The failure to do so was an oversight by management and as a result, the Company made the following disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2014 filed with the Securities and Exchange Commission on September 23, 2014:

Maryse Mills-Apenteng, Special Counsel
Securities and Exchange Commission
October 8, 2014

a. The Company included the following risk factor on page 11:

We may be subject to liability for failure to comply with the requirements of Regulation 14A and Rule 10b-17 under the Securities Exchange Act of 1934 (the “Exchange Act”).

On August 4, 2014 we filed a Form 8-K announcing the increase in our authorized common stock from 200,000,000 shares to 3,000,000,000 effective as of July 13, 2014. We did not comply with the requirements of Regulation 14A under the Exchange Act which required us to seek consent of a majority of our shareholders and solicit their consent in accordance with the disclosure and solicitation requirements of this regulation prior to the effective date of such corporate action. In addition, we failed to process the amendment with the Financial Industry Regulatory Authority (“FINRA”) as required pursuant to Rule 10b-17 of the Exchange Act in order for this action to be recognized in the market for trading purposes.  In order to comply with these requirements, we filed a preliminary Notice of Consent Solicitation with the SEC on September 5, 2014 pursuant to the requirements of Regulation 14A and are in the process of responding to comments from the SEC regarding this filing.  Once the Notice of Consent Solicitation is approved by the SEC, we will process the amendment with FINRA prior to the effective date of the actions described in this filing.  In addition to increasing our authorized common stock, we intend to change our corporate name and authorize additional preferred stock. As a result of our failure to comply with Regulation 14A, the SEC may bring an enforcement action or commence litigation against us for failure to comply with Regulation 14A and Rule 10b-17. If any claims or actions were to be brought against us relating to our lack of compliance with Regulation 14A and Rule 10b-17, we could be subject to penalties (including criminal penalties), required to pay fines, make damages payments or settlement payments. In addition, any claims or actions could force us to expend significant financial resources to defend ourselves, could divert the attention of our management from our core business and could harm our reputation. However, we believe that the potential for any claims or actions is not probable.

b. The Company included the following disclosure in Item 9A – Controls and Procedures.

The Company acknowledged that its oversight in failing to comply with Regulation 14A under the Exchange Act represented a material weakness in its internal control over financial reporting in Item 9A – Controls and Procedures. The Company has also taken steps to correct the weakness by utilizing a third party for accounting consulting and a law firm. Finally, the Company disclosed that it filed a Preliminary Notice of Consent Solicitation with the SEC on September 5, 2014 pursuant to the requirements of Regulation 14A and is in the process of responding to comments from the SEC regarding this filing.  Once the Notice of Consent Solicitation is approved by the SEC, the Company will process the proposed amendment to its articles of incorporation with FINRA prior to the effective date of the proposed amendment.

In addition, the Company included the following disclosure in Amendment No. 1, beginning on page 2:

On August 4, 2014, we filed a current report on Form 8-K announcing the increase in our authorized common stock from 200,000,000 shares to 3,000,000,000, effective as of July 13, 2014. We did not comply with the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which required us to seek consent of a majority of our stockholders and solicit their consent in accordance with the disclosure and solicitation requirements of this regulation prior to the effective date of such corporate action. In addition, we failed to process the amendment with the Financial Industry Regulatory Authority (“FINRA”), as required pursuant to Rule 10b-17 of the Exchange Act in order for this action to be recognized in the market for trading purposes. We will process the amendment with FINRA prior to the effective date of the actions herein. As a result of our failure to comply with Regulation 14A, the SEC may bring an enforcement action or commence litigation against us for failure to comply with Regulation 14A and Rule 10b-17. If any claims or actions were to be brought against us relating to our lack of compliance with Regulation 14A and Rule 10b-17, we could be subject to penalties (including criminal penalties), required to pay fines, make damages payments or settlement payments. In addition, any claims or actions could force us to expend significant financial resources to defend ourselves, could divert the attention of our management from our core business and could harm our reputation. However, we believe that the potential for any claims or actions is not probable.

Proposal: Approval of Amended and Restated Certificate of Incorporation, page 5

Comment 3: You have presented under a single proposal at least three separate matters to be voted upon: (1) a corporate name change; (2) an increase in the number of authorized capital stock to include 20,000,000 shares of preferred stock; and (3) amendments to other provisions of the certificate of incorporation. Please note that Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement to unbundle these proposals and present each matter as a separate proposal. In addition, include with your revised filing a form of written consent that allows shareholders to vote separately on each proposal. See Question 101.02 of the Staff’s Compliance and Disclosure Interpretations regarding Exchange Act Rule 14a-4(a)(3).

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Maryse Mills-Apenteng, Special Counsel
Securities and Exchange Commission
October 8, 2014

Response: In Amendment No. 1, the Company has revised the preliminary proxy statement to unbundle the proposals and present each matter as a separate proposal. Accordingly, the Amendment contains four separate proposals, titled “Proposal 1: Approval of Amendment and Restatement of Our Certificate of Incorporation, as Amended, to Change Our Corporate Name from AnythingIT Inc. to WeedHire International, Inc.,” beginning on page 5, “Proposal 2: Approval of Amendment and Restatement of Our Certificate of Incorporation, as Amended, to Increase Our Authorized Capital Stock from 3,000,000,000 to 3,020,000,000 Shares, of which 3,000,000,000 Will Be Common Stock and 20,000,000 Will Be Preferred Stock,” beginning on page 6, “Proposal 3: Approval of Amendment and Restatement of Our Certificate of Incorporation, as Amended, to Provide a Right of Indemnification,” beginning on page 7, and “Proposal 4: Approval of Amendment and Restatement of Our Certificate of Incorporation, as Amended, to Adopt Certain Other Articles,” beginning on page 8. In addition, the Company has included a form of written consent that allows stockholders to vote separately on each proposal.

Increase in Authorized Shares and Creation of Preferred Stock, page 5

Comment 4: You describe this proposal as both the increase in, and the creation of, preferred stock, though it appears from your Form 10-K for the fiscal year ended June 30, 2013 that your certificate of incorporation already authorized 5,000,000 shares of preferred stock. Please revise your proxy statement to clarify, if true, that you are proposing to increase the number of authorized preferred stock. Also disclose the number of authorized preferred stock and the number issued and outstanding preferred stock, both before and after giving effect to the proposal. Further, discuss the reasons for increasing the number of preferred stock from 5 million to 20 million shares. Please ensure that the form of written consent is consistent with your revisions to this proposal.

Response: In Amendment No. 1, Proposal 2, which begins on page 6, relates to the increase in the number of authorized shares of capital stock. The proposed amended and restated certificate of incorporation would increase the number of shares of authorized capital stock from 3,000,000,000 shares to 3,020,000,000 shares. The 20,000,000 share increase represents an increase in the number of shares of preferred stock.  There would be no change in the number of shares of authorized common stock. Accordingly, disclosure in Amendment No. 1, and the text of the form of written consent, reflect the fact that the number of shares of authorized preferred stock is being increased by 15,000,000 shares to 20,000,000 shares.

Comment 5: You state on page 6 that your board believes it is in the best interests of the company to have available “additional authorized but unissued shares of common stock….” Please revise to clarify, if true, that you are not proposing any changes to the number of authorized common stock, or advise.

Response: As discussed in response to Comment 4 above, the Company is not proposing any changes to the number of shares of authorized common stock. The disclosure in Amendment No. 1 has been revised to eliminate any references to additional authorized but unissued shares of common stock.

Other Provisions of Our Amended and Restated Certificate of Incorporation, page 6

Comment 6: Please revise to clarify what changes you propose to make to the certificate of incorporation. Your discussion of the limitation of directors’ liability, as one example, merely states that both your current and proposed amendment to the certificate of incorporation eliminate the personal liability of directors in specific instances without identifying what change is being proposed. Please revise the proxy statement to include a marked version of the provisions so that shareholders may know precisely what changes you are proposing. For example, consider providing a marked version of the certificate in Appendix A or including marked excerpts under each proposed amendment in this section. In addition, for each proposed change, discuss how the proposed amendment differs from the existing provision and discuss the reasons for and the general effect of each proposed change. See Item 19 of Schedule 14A.

Response: The disclosure in Amendment No. 1 has been revised to (i) identify each change to the certificate of incorporation, as amended, that is being proposed, (ii) discuss how the proposed amendment differs from the existing provision, and (iii) discuss the reasons for and the general effect of each proposed change. See Proposal 4, beginning on page 7. In addition, the Company has included a marked version of the proposed amended and restated certificate of incorporation as Appendix A-2.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Maryse Mills-Apenteng, Special Counsel
Securities and Exchange Commission
October 8, 2014

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments regarding the Company’s filings with the SEC, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

AnythingIT, Inc.

By:	/s/ David Bernstein
David Bernstein, Chief Executive Officer